Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO to Redeem $1,000,000,000 Series J Medium-Term Notes (Non-Viability Contingent Capital (NVCC)) (Subordinated Indebtedness) First Tranche

TORONTO, August 12, 2024 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it intends to redeem all of its $1,000,000,000 Series J Medium-Term Notes (Non-Viability Contingent Capital (NVCC)) (Subordinated Indebtedness) First Tranche due September 17, 2029 (the “Notes”). The redemption will occur on September 17, 2024 (the “Redemption Date”). The Notes are redeemable at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the Redemption Date. Interest on the Notes will cease to accrue on and after the Redemption Date.

The redemption has been approved by the Office of the Superintendent of Financial Institutions. Notice will be delivered to holders of the Notes in accordance with the related indenture.

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.4 trillion as of April 30, 2024. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

For News Media Enquiries: Jeff Roman, Toronto, Jeff.Roman@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

Internet: www.bmo.com X: @BMOMedia